Exhibit 21.1

SUBSIDIARIES OF AST SPACEMOBILE, INC.

Entity Name	Jurisdiction of Formation
AST & Science, LLC	Delaware
AST&Science Texas LLC	Texas
AST Space Mobile USA LLC (f/k/a AST& Defense, LLC)	Delaware
AST&Science Israel Ltd.	Israel
AST & Science Iberia, Sociedad Limitada Unipersonal	Spain
AST Spacemobile UK Limited	United Kingdom
NanoAvionics US LLC	Delaware
NanoAvionika UAB, private limited liability company	Lithuania
NANOAVIONICS UK LTD	United Kingdom